EXHIBIT 99(b)


                            DIGITAL BIOMETRICS, INC.

                                 RETIREMENT PLAN

                      SECTION 301. - EMPLOYER CONTRIBUTIONS

A. OBLIGATION TO CONTRIBUTE

         The Employer shall make contributions to the Plan in Accordance with the contribution formulas specified in the Adoption Agreement, which are as follows:

MATCHING CONTRIBUTIONS

         Such amount, if any, equal to that percentage of each contributing participant's elective deferral which the Employer, in its sole discretion, determines from year to year.

QUALIFIED NONELECTIVE CONTRIBUTIONS

         Allocation of Qualified Nonelective Contributions shall be made to the individual accounts of participants who are not highly compensated employees. Allocate of Qualified Nonelective Contributions to participants entitled thereto shall be made in the ratio which each participant's compensation for the plan year bears to the total compensation of all participants for such plan year.

EMPLOYER PROFIT SHARING CONTRIBUTION AND ALLOCATION FORMULA

         For each plan year the Employer may, in its sole discretion, contribute to the Plan an amount to be determined from year to year. Employer contributions made pursuant to this section and forfeitures shall be allocated to the individual accounts of qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the Plan year.

         If this Plan is a profit sharing plan, the Employer shall in its sole discretion, make contributions without regard to current or accumulated earnings or profits.

B. ALLOCATION FORMULA AND THE RIGHT TO SHARE IN THE EMPLOYER CONTRIBUTION

         1.) General -The Employer Contribution for the Plan Year will be allocated or contributed to the Individual Accounts of qualifying Participants in accordance with the allocation or contribution formula specified In the Adoption Agreement. The Employer Contribution for any Plan Year will be allocated to each Participant's Individual Account as of the last day of that Plan Year.


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         2.) Qualifying Participants -A Participant is a qualifying Participant and is entitled to share in the Employer Contribution for any Plan year if (1)he or she was a Participant on at least one day during the Plan Year, (2)if this Plan is a nonstandardized plan, he or she completes a Year of Vesting Service during the Plan Year and (3)where the Employer has selected the "last day requirement" in the Adoption Agreement, he or she is an Employee of the Employer on the last day of the Plan Year (except that this last requirement (3)shall not apply if the Participant has died during the Plan Year or incurred a Termination of Employment during the plan year after having reached his Normal Retirement Age or having incurred a Disability). Notwithstanding anything in this paragraph to the contrary, a Participant will not be a qualifying Participant for a Plan Year if he or she incurs a Termination of Employment during such Plan Year with not more than 500 Hours of Service if he or she is not an Employee on the last day of the Plan Year. The determination of whether a Participant is entitled to share in the Employer Contribution shall be made as of the last day of each Plan Year.

         3.) Special Rules for Integrated Plans -If the Employer has selected the integrated contribution or allocation formula in the Adoption Agreement, then the Maximum disparity rate shall be determined in accordance with the following table.

                             MAXIMUM DISPARITY RATE

NONSTANDARDIZED AND NONTOP-HEAVY                        MONEY       TOP-HEAVY
INTEGRATION LEVEL SHARING PROFIT SHARING              PURCHASE        PROFIT
Taxable Wage Base (TWB 5.7%)                             5.7%          2.7%
More than $0 but not more than X*                        5.7%          2.7%
5.7%
More than X* of TWB but not more                         4.3%          1.3%
than 80% of TWB 4.3%
More than 80% of TWB but not more                        5.4%          2.4%
than TWB 5.4%

*X means the greater of $10,000 or 20% TWB

C. ALLOCATION OF FORFEITURES

         Forfeitures for a Plan Year which arise as a result of the application of Section 6.01(D)shall be allocated as follows:

         1.) Profit Sharing Plan -If this is a profit sharing plan, Forfeitures shall be allocated in the manner provided in Section 3.01(B)(for Employer Contributions to the Individual Accounts of Participants who are entitled to share in the Employer Contribution for such Plan Year.


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         2.) Money Purchase Pension and Target Benefit Plan -If this Plan is a money purchase or a target benefit plan, Forfeitures shall be applied towards the reduction of Employer Contributions to the Plan. However, if the Employer has indicated in the Adoption Agreement that Forfeitures shall be allocated to the Individual Accounts of Participants, then Forfeitures shall be allocated in the manner provided in Section 3.01(B)(for Employer Contributions)to the Individual Accounts of Participants who are entitled to share in the Employer Contributions for such Plan Year.

D. TIMING OF EMPLOYER CONTRIBUTION

         The Employer Contribution for each Plan Year shall be delivered to the Trustee (or Custodian, if applicable)not later than the due date for filing the Employer's income tax return for its fiscal year in which the Plan Year with respect to which the Plan is a Top-Heavy Plan.

E. MINIMUM ALLOCATION FOR TOP-HEAVY PLANS

         The contribution and allocation provisions of this Section 3.01(E) shall apply for any Plan Year with respect to which this Plan is a Top-Heavy Plan.

         1.) Except as otherwise provided in (3)and (4)below, the Employer Contributions and Forfeitures allocated on behalf of any Participant who is not a Key employee shall not be less than the lesser of 3% of such Participant's Compensation or (in the case where the Employer has no defined benefit plan which designates this Plan to satisfy Section 401 of the Code)the largest percentage of Employer Contributions and Forfeitures, as a percentage of the first $200,000 (increased by any cost of living adjustments made by the Secretary of Treasury or his delegate)of the Key Employee's Compensation, allocated on behalf of any Key Employee for that year. The minimum allocation shall be made even though under other Plan provisions, the Participant would not otherwise be entitled.


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